The St. Joe Company

133 South WaterSound Parkway

WaterSound, Florida 32413

August 17, 2012

Cicely LaMothe

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-3561

Re:	The St. Joe Company
Form 10-K for the fiscal year ended December 31, 2011
Filed February 27, 2012
File No. 1-10466

Dear Ms. LaMothe:

On behalf of The St. Joe Company (the “Company”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated July 20, 2012 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). For ease of reference, we have included the Staff’s comments in their entirety in bold text preceding each of our responses.

Form 10-K for the fiscal year ended December 31, 2011

New Real Estate Investment Strategy, page 2

1.    We note your disclosure regarding your new strategy. We also note the detailed discussion of the part of the strategy related to reduced capital expenditures. In future Exchange Act reports, please provide a more detailed discussion of the strategy for future investments, including the relative importance of your four segments going forward.

We acknowledge the Staff’s comment. In connection with our new strategy, we adopted a threshold internal annual rate of return (“IRR”) against which we are evaluating our capital expenditures and investments. The time frame for these expenditures and investments will vary based on the type of project. However, we will only incur such expenditures if our analysis indicates that the project will generate an annual return equal to or greater than the threshold IRR over its life.

While an IRR analysis is conducted for capital expenditures and investments in each of our four segments, we currently anticipate that the majority of our future capital expenditures and investments will be in our residential real estate and commercial real estate segments. As we disclosed in our 2011 Form 10-K and our Quarterly Report on Form 10-Q for the period ended June 30, 2012, commencing in 2011 we decided to focus our rural land sales on non-strategic parcels of rural land. Consequently, we do not anticipate that significant investments or capital expenditures will be required in this segment in the near future. As we discussed in our 2011 Form 10-K, within our forestry segment, we grow, harvest and sell sawtimber, wood fiber and forest products and provide land management services for conservation properties. Based on the acreage of land that the Company currently owns, the Company does not anticipate that significant investments or capital expenditures will be required in the near future within this segment.

Cicely LaMothe

August 17, 2012

In future Exchange Act reports, the Company will revise its discussion of its investment strategy to include this expanded disclosure.

Forestry, page 8

2.    With a view to disclosure in future Exchange Act reports, please tell us how you estimate your tons of standing timber. Please address whether your method is consistent with any industry-wide recognized methods and describe the key assumptions used in the method. We may have further comment.

We acknowledge the Staff’s comment. The Company’s standing timber inventory is estimated by its forestry group on an annual basis utilizing a process referred to as a “timber cruise.” Specifically, the forestry group conducts field observations of the number of trees, tree height and tree diameter on a sample area equal to approximately 20% of our timber holdings each year. To estimate volume in areas that were not subject to field observations in the current year, the Company either uses prior timber cruise data and growth models to estimate the current inventory, or applies current timber cruise data from a portion of its timberlands to areas of similar species, age class and land productivity profile. The key assumptions in this process are annual growth models and volume formulas used to translate height and diameter information to volume measurements. The Company’s timber inventory estimates are updated to account for harvesting activities, timberland acquisitions and divestitures, biological growth, new timber cruise data and natural disturbances (e.g. fire, disease, or weather events), among other factors.

The Company’s process for estimating standing timber is periodically reviewed by external foresters in connection with the Company’s quality control process. Based on this review, the Company believes that its approach is generally consistent with industry practice. In addition, based on a review of accounting policies of the Company’s competitors, as set forth in their respective Annual Reports on Form 10-K, the Company believes that its inventory estimation process is consistent with general industry practices.

In future Exchange Act reports, the Company will revise its discussion within Note 2. Basis of Presentation and Significant Accounting Policies to include disclosure on how standing timber is calculated.

Cicely LaMothe

August 17, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forestry, page 27

3.    We note your disclosure that you entered into a supply agreement with Smurfit-Stone Container Corporation, which was acquired by RockTenn. We further note you indicate that the new agreement includes more favorable pricing terms for you. With a view to disclosure in future Exchange Act reports, please tell us how the price is determined.

We acknowledge the Staff’s comment. Pursuant to the Company’s supply agreement (“RockTenn Supply Agreement”) with RockTenn (f/k/a Smurfit-Stone Container Corporation), the Company sells both stumpage (trees on stumps that the buyer cuts) and delivered wood (trees that the Company cuts and delivers).

Pursuant to the Company’s prior supply agreement with Smurfit-Stone, the price for timber (both stumpage and delivered wood) was based on the average price of stumpage set forth in an established index. As stumpage is priced lower than delivered wood, the one-index formula undervalued the Company’s delivered wood. Under the new supply agreement, the price for timber is based upon the average of the market price for stumpage and the market price for delivered wood, each as set forth in an established index. The blended price generated by the new two-index formula is higher than it would be under the old one-index formula.

In future Exchange Act reports, the Company will revise the discussion of the RockTenn Supply Agreement to provide this expanded disclosure.

4.    We note your disclosures related to the March 31, 2011 agreement for the sale of a timber deed in which you give the purchaser the right to harvest timber on specific land tracts (encompassing 40,975 acres) over a maximum term of 20 years. Please tell us how you were able to reach the conclusion that you have no further obligations under the sale agreement in light of the Thinnings Supply Agreement that you have with the buyer. Additionally, help us to understand when and whether any cost of sales or depletion activity will be recorded within your consolidated statements of operations in future periods as a result of the timber deed sale or if you recorded any such expense activity during 2011. Finally, confirm for us if your inventory total of 70,000 acres of pine plantations includes the 40,975 acres subject to this timber deed.

We acknowledge the Staff’s comment. As the accounting literature does not provide specific guidance on revenue recognition for timber deeds, the Company analyzed its treatment of the timber deed in accordance with SAB 104 which provides guidance on revenue recognition in the absence of authoritative literature addressing a specific arrangement. Specifically, the Company analyzed the timber deed based on the following criteria to determine if revenue was realizable:

Cicely LaMothe

August 17, 2012

•	Persuasive evidence that an arrangement exists;

•	Delivery has occurred or services have been rendered;

•	Seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured.

The timber deed was documented in a written agreement that transferred the right to cut the timber to the buyer (the “Timber Deed Buyer”) in exchange for a fixed fee that was paid upon execution of the timber deed. Consequently, the Company believed that all four of the criteria under SAB 104 were met.

Concurrently with the execution of the timber deed, the Company entered into a Thinnings Supply Agreement with the Timber Deed Buyer. Thinning is the initial cutting and removal of smaller trees and undergrowth in an area. Pursuant to the Thinnings Supply Agreement, to the extent that the Timber Deed Buyer decides to thin tracks of timber conveyed to it pursuant to the timber deed, the Company agreed to purchase 85% of the first thinnings. The business reason underlying the Thinnings Supply Agreement was to provide the Company additional sources of timber to comply with its obligations under the RockTenn Supply Agreement.

The Company believes that the Thinnings Supply Agreement and the timber deed are two distinct and separate agreements and that the Thinnings Supply Agreement, and any Company obligations that may arise under such agreement in the future, should not be considered continuing obligations under the timber deed. The Thinnings Supply Agreement and the timber deed are not essential to each other and the decision to conduct first thinnings is at the discretion of the Timber Deed Buyer. There are no cross-default provisions between the Thinnings Supply Agreement and the timber deed and non-performance by the Company under the Thinnings Supply Agreement does not constitute or give rise to a default under the timber deed.

If, in the alternative, one were to determine that the Thinnings Supply Agreement was deemed to be a right of return, then the Thinnings Supply Agreement would need to be analyzed pursuant to ASC 605-15-25 “Sales of Product When Right of Return Exists.” Pursuant to ASC 605-15-25, all of the following criteria must be met in order to recognize revenue:

•	seller’s price to the buyer is substantially fixed or determinable;

•	buyer has paid the seller, or buyer is obligated to pay;

•	buyer’s obligation to the seller would not be changed in the event of theft, damage;

•	buyer acquiring the product for resale has economic substance apart from that provided by the seller;

•	seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

•	the amount of future returns can be reasonably estimated.

At the time of the timber deed sale, the Company estimated the maximum aggregate amount of tonnage that the Company would be obligated to purchase under the Thinnings Supply Agreement, based on an estimate of 25 tons per acre, and calculated the estimated aggregate purchase price over the term of such agreement, based on the then-current market price for thinnings, and determined that it was immaterial. The Company has updated this estimate and continues to anticipate that the aggregate purchase price for first thinnings over the term of such agreement will be immaterial. Consequently, the Company believes that even if the Thinnings Supply Agreement was analyzed as a “right of return,” the timber deed and the Thinnings Supply Agreement together meet the criteria of ASC 605-15-25 such that the revenue received under the timber deed was recognizable at the closing of the timber deed.

The Company does not have any future obligations that would result in additional costs of sales or depletion activity that will be attributable to the timber which was sold pursuant to the timber deed. All costs of sales associated with the timber deed were recognized during 2011. Under the Thinnings Supply Agreement, the Company’s obligations are limited to the first thinning of tracks designated by the Timber Deed Buyer, to the extent the Timber Deed Buyer designates any tracks. The Company expects to be able to execute these thinnings without significant cost or impact on its operations, as the activities are the same which are performed for the Company’s other forestry tracks and do not require incremental special personnel or equipment to complete the task. While the exact volume of work that may be required under the Thinnings Supply Agreement was not determinable at the time the agreement was executed, as the volume was at the discretion of the Timber Deed Buyer, the Company estimated the thinning activity based upon (i) the provision in the agreement that stipulates that all thinnings requested by the Timber Deed Buyer be “commercially reasonable, commercially practicable and economically feasible” and (ii) the Company’s historical experience of the scope of thinnings typically performed on timber tracks similar to those owned by the Timber Deed Buyer. Based on those factors, the Company believes that the impact on revenue and net margin in any period during the duration of the Thinnings Supply Agreement will be immaterial. As a result of the foregoing, we believe that the Thinnings Supply Agreement does not create a significant obligation under ASC 605-15-25 “Sales of Product When Right of Return Exists.”

Cicely LaMothe

August 17, 2012

As set forth in the 2011 Form 10-K, as of December 31, 2011, the Company estimated that its standing inventory was approximately 16.5 million tons of pine and 3.0 million tons of hardwood. This amount excluded all the timber inventory that is located on the 40,975 acres that are subject to the timber deed. We respectfully note that the 70,000 acres referenced in the 2011 Form 10-K is not related to the 40,975 acres that are subject to the timber deed. The 70,000 acres are the additional acreage that became available in 2011 for silviculture as a result of the pine plantation inventory that was completed and the new software platform that was implemented to facilitate management of the Company’s rural land holdings.

Results of Operations, page 33

5.    We note your disclosure on page 44 regarding sales data with respect to your forestry segment. In future Exchange Act reports, please expand your disclosure of tons of timber sold to breakout the relative amounts or percentage of pulpwood and sawlogs.

We acknowledge the Staff’s comment and in future Exchange Act reports will expand the disclosure of tons of timber sold to breakout the relative percentage of pulpwood and sawlogs sold during the relevant period.

Signatures, page 55

6.    In future Exchange Act reports, please identify your principal accounting officer or controller on your signature page. Please refer to General Instruction D to Form 10-K.

We acknowledge the Staff’s comment and in future Exchange Act reports will identify the Company’s principal accounting officer or controller on the signature page thereto.

Cicely LaMothe

August 17, 2012

Financial Statements

Consolidated Statements of Cash Flow, page F-5

7.    We note the captions “Expenditures for operating properties” and “Cost of operating properties sold” within your statement. Please provide some general details about these captions and why you believe these captions and their related amounts are appropriately categorized as adjustments to reconcile net loss to net cash provided by operating activities.

We acknowledge the Staff’s comment. The caption “Expenditures for operating properties” includes those capital expenditures incurred in connection with our residential and commercial real estate portfolio. Pursuant to ASC 230-10-45-16 “Cash Flows”, cash outflows for operating activities includes cash payments to acquire materials for manufacture or goods. As our principal product is the sale of real estate, capital expenditures that increase the value of such property represent increases in our inventory of available real estate assets held for sale in the ordinary course of our business and are therefore appropriately classified within operating activities. The caption “Cost of operating properties sold” reflects the book basis of the property sold during the period. We consider cash flows from the sale or divestiture of elements of our residential and commercial real estate portfolio to be period sources of operating cash flows as they represent the liquidation of our inventory of available real estate assets in the ordinary course of our business.

The Company’s capital expenditures that relate to matters other than its residential and commercial real estate portfolio, including capital expenditures in (i) the timber operating segment, (ii) the Company’s resorts and club operations and (iii) its general overhead/administrative activities, are reflected in Cash Flows from Investing Activities.

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-8

8.    Please tell us and enhance your policy disclosure to address any minimum deposit requirements that are relevant to revenue recognition under the full accrual method especially in situations where you record property sales for projects still under development.

We acknowledge the Staff’s comment. Sales and the associated gains or losses of real estate are recognized in accordance with the provisions of ASC Topic 360-20, “Property, Plant and Equipment—Real Estate Sale”. The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction, the form of consideration received upon closing of the transaction, minimum initial investment or deposits provided by the buyer, and any continuing involvement in the form of management or financial assistance associated with the properties. Typically, the Company’s buyers do not provide the minimum initial investment requirements set forth in 360-20-55-1 at the time of entering into the sales contract and therefore revenue is only recognized when (i) the sales are closed and title passes to the buyer, (ii) upon closing the Company receives cash, without any seller contingent liability on any debt on the property incurred or assumed by the buyer, (iii) the buyer’s receivable is not subject to future subordination and (iv) the Company does not have a substantial continuing involvement with the real estate. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and account for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Cicely LaMothe

August 17, 2012

In future Exchange Act reports, the Company will revise its discussion within Note 2. Basis of Presentation and Significant Accounting Policies—Revenue Recognition to provide this additional disclosure.

Investment in Real Estate, page F-10

9.    Please expand your discussion of development costs by discussing the types of indirect costs associated with development and construction in more detail. Please disclose the periods of capitalization including a discussion of when the capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Lastly, please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

We acknowledge the Staff’s comment. The Company capitalizes those indirect costs that relate to the projects under development or construction. These indirect costs include construction/development administration, legal fees, interest, and project administration to the extent that such costs are related to a specific project.

The capitalization period relating to direct and indirect project costs is the period in which activities necessary to ready a property for its intended use are in progress. The period begins when such activities commence, typically when the Company begins the entitlement processes for land already owned, and ends when the asset is substantially complete and ready for its intended use. Determination of when construction of a project is substantially complete and ready for its intended use requires judgment. We determine when the capitalization period begins and ends through communication with project and other managers responsible for the tracking and oversight of individual projects. In the event that the activities to ready the asset for its intended use are suspended, the capitalization period will cease until such activities are resumed. If we determine not to complete a project, any previously capitalized costs are expensed in the period in which the determination is made.

The Company capitalized internal development costs, which consist solely of payroll expenditures, of $555,501 and $662,019 for the year ended December 31, 2011 and 2010, respectively. The decrease in capitalized internal development costs in 2011 as compared to 2010 resulted from decreased activity in the Company’s development program in 2011. The Company did not capitalize any interest expense during these periods.

In future Exchange Act reports, the Company will expand its disclosure under Critical Accounting Estimates—Investment in Real Estate and Cost of Real Estate Sales to provide the additional disclosure regarding (i) the types of indirect costs that are capitalized and (ii) a discussion of when the capitalization period begins and ends. In addition, in future Exchange Act reports, the Company will expand its disclosure under Management’s Discussion and Analysis to provide the actual amounts of indirect costs that have been capitalized and a narrative describing the changes in such cost period over period.

Cicely LaMothe

August 17, 2012

3. Impairments of Long-lived Assets, page F-16

10.    We note your disclosure that the implementation of a new real estate investment strategy led to assumption changes within your impairment analysis assessments resulting in a negative impact on undiscounted cash flows analyzed for select projects. As the 2011 impairments were primarily taken on residential development property, please clarify for us whether there were also assumption changes made to other operating segments as a result of your new real estate investment strategy. Additionally, if applicable, please plan on providing disclosure of changes to key assumptions for other segments within your critical accounting policies in future filings.

We acknowledge the Staff’s comment. The Company’s new real estate investment strategy applies to investments in its real estate portfolio in each of the four operating segments: residential real estate, commercial real estate, rural land sales and forestry. As discussed in the 2011 Form 10-K, the new real estate investment strategy established threshold annual rates of return for future capital expenditures. When this analysis was applied to the property held in the residential and commercial operating segments, in certain circumstances, the Company determined that the capital expenditures required to complete the project would not meet the threshold while in other circumstances the Company decided to shorten the time frame for the project. With respect to each project affected by the new investment strategy, management reassessed its impairment analysis using the updated assumptions to determine estimated future cash flows on an undiscounted basis. To the extent that estimated future cash flows on an undiscounted basis were less than the Company’s cost basis in such project, the Company recognized an impairment for the difference between the project’s fair value and the cost basis.

However, based on the fact that minimal capital expenditures were contemplated for the rural land and forestry operating segments, when the analysis was applied to the property in these operating segments, there were no changes to the contemplated use of the properties which would require the Company to re-evaluate the fair value of such property. Consequently, there was no impairment on the value of those assets.

As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Cicely LaMothe

August 17, 2012

We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (850) 231-6518 or our outside counsel Kara L. MacCullough at Greenberg Traurig at (954) 768-8255.

Sincerely,

/s/ Thomas Hoyer
Thomas Hoyer
Chief Financial Officer

Cc: Kara L. MacCullough, Greenberg Traurig